# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Viant Technology Inc., CIK 0001828791
CUSIP: 92557A101
Title of class of securities: Class A common stock, par value $0.001 per share
Address of issuer's principal executive offices: 2722 Michelson Drive, Suite 100, Irvine, California (CA), 92612
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001844767

## Reporting persons
- Capital V LLC: type of reporting person: other (OO); citizenship or place of organization: California (CA); member of a group; sole voting power 27,509,326; shared voting power 0; sole dispositive power 27,509,326; shared dispositive power 0; aggregate amount beneficially owned 27,509,326 (62.3% of the class)

## Item 1. Issuer
Name of issuer: Viant Technology Inc.
Address of issuer's principal executive offices: 2722 Michelson Drive, Suite 100, Irvine, CA, 92612

## Item 2. Person Filing
Name of person filing: This statement is filed on behalf of Capital V LLC (the "Reporting Person").
Address of principal business office or, if none, residence: The business address of the Reporting Person is c/o Viant Technology Inc., 2722 Michelson Drive, Suite 100, Irvine, CA 92612.
Citizenship: The Reporting Person is organized under the laws of the State of California.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The ownership information below represents beneficial ownership of the shares of Class A Common Stock as of September 30, 2025, based upon 16,678,890 shares of the Issuer's Class A Common Stock outstanding as of November 7, 2025 as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2025. The ownership information assumes the redemption of the Class B units of Viant Technology LLC ("Class B Units") held by the Reporting Person for shares of the Issuer's Class A Common Stock on a one-to-one basis.

The Reporting Person is the record holder of 27,509,326 Class B Units. The Class B Units may be redeemed by the Reporting Person at any time for shares of the Issuer's Class A Common Stock on a one-to-one basis.
Percent of class: 62.3
Sole power to vote or to direct the vote: 27509326
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 27509326
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: The Reporting Person acknowledges and agrees that it is acting as a "group" with Christopher Vanderhook and Timothy Vanderhook within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Based in part on information provided by the Issuer, as of the date hereof, such a "group" would be deemed to beneficially own an aggregate of 44,841,718 shares of Class A Common Stock, or 73.3% of the Class A Common Stock of the Issuer calculated pursuant to Rule 13d-3 of the Exchange Act.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Signatures
- Capital V LLC: /s/ Timothy Vanderhook, Timothy Vanderhook/Member (11/14/2025)